December 9, 2024

Craig Frank
Chief Executive Officer
Kaya Holdings, Inc.
915 Middle River Drive, Suite 316
Ft. Lauderdale, FL 33304

       Re: Kaya Holdings, Inc.
           Registration Statement on Form S-1
           Filed December 3, 2024
           File No. 333-283570
Dear Craig Frank:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Dale S. Bergman, Esq.